

TRANSMISSÃO PAULISTA

03 JUN -2 AM 7:21

Data São Paulo, may 26, 2003 *Ref.CT/F/01727/2003*


03022403

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing, a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica held on may 12, 2003, regarding the approval of credit of Remuneratory Interest on Own Capital, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,



Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
JUN 11 2003
THOMSON FINANCIAL



Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 85th MEETING OF THE BOARD OF DIRECTORS

On May 12, 2003, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities ..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the Councilmembers Mr. Nelson Vieira Barreira and Mr. Sílvio Aleixo. ... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Credit of Remuneratory Interest on Own Capital"**, registering the attendance of the President and Chief Executive Officer of the Company, Mr. José Sidnei Colombo Martini, and of the Chief Financial Officer and Investors Relation Director, Mr. Cláudio Cintrão Forghieri, that submitted the matter based on the Resolution of the Executive Committee No. 831/03/177, of 05/05/2003, and on the Proposal to the Board of Directors. The matter was submitted to discussion and following to voting, resulting unanimously **approved** the credit to the shareholders, on 05/31/2003, of remuneratory interest on own capital, in the amount of R$ 68,400 thousand, according to Law 9.249/95 and the Corporate Bylaws, whose effective payment shall occur on August 27, 2003. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Alexandre Magalhães da Silveira, Carlos Pedro Jens, Claudia Maria Costin, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Giulia da Cunha Fernandes Puttomatti, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma and Norberto de Franco Medeiros.

São Paulo, May 12, 2003

Mauro Guilherme Jardim Arce
Chairman of the Board of
Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board
of Directors